CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2015, 2014 AND 2013

(Expressed in Canadian dollars)

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of

Agave Silver Corp.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Agave Silver Corp., which comprise the consolidated statements of financial position as at March 31, 2015 and 2014 and the consolidated statements of operations and comprehensive income (loss), changes in (deficiency) equity and cash flows for each of the years in the three year period ended March 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Agave Silver Corp. as at March 31, 2015 and 2014 and its financial performance and cash flows for each of the years in the three year period ended March 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Vancouver, Canada	“Morgan & Company LLP”

July 27, 2015	Chartered Professional Accountants

PO Box 10007, 1488 – 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1A1 Tel: (604) 687 – 5841 Fax: (604) 687 – 0075 Email: info@morgancollp.com

2

AGAVE SILVER CORP.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	March 31,	March 31,
	2015	2014

Assets

Current Assets
Cash	$ 2,827	$ 29,350
Short-term investments	--	10,069
Amounts receivable and prepaid expenses (Note 6)	22,766	28,444
Total Current Assets	25,593	67,863
Non-current Assets
Deferred charge	21,875	28,125
Deferred finance fee	28,900	--
Foreign value-added taxes recoverable (Note 8)	--	16,857
Equipment (Note 9)	351	4,131
Reclamation deposits	18,000	18,000
Total Non-current Assets	69,126	67,113
Total Assets	$ 94,719	$ 134,976

Liabilities

Current Liabilities
Accounts payable and accrued liabilities (Note 10)	$ 97,615	$ 146,720
Accounts payable, related parties (Note 11)	282,981	325,791
Total Liabilities	380,596	472,511

Deficiency
Share capital (Note 13)	33,755,285	33,755,285
Share subscription	100,000	50,000
Warrant reserve	341,631	341,631
Share-based payments reserve (Note 13)	964,950	1,376,550
Deficit	(35,447,743)	(35,861,001)
Total Deficiency	(285,877)	(337,535)
Total Liabilities and Deficiency	$ 94,719	$ 134,976

Going Concern (Note 1)

Approved and authorized for issue on behalf of the board of directors on July 27, 2015 by:

/s/Ronald M. Lang                                                        /s/Robert Paul

Director                                                                            Director

The accompanying notes are an integral part of these consolidated financial statements.

3

AGAVE SILVER CORP.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

	For the years ended March 31,
	2015	2014	2013

Expenses
Consulting and director fees (Note 11)	$ --	$ 38,500	$ 85,262
Exploration and evaluation costs (Notes 7, 11)	1,465	40,107	11,000
Foreign exchange	2,963	6,022	1,053
General and administrative (Notes 11, 12)	76,951	56,916	134,585
Professional fees	113,335	174,741	154,245
Salaries and benefits (Note 11)	191,087	394,530	395,947
Shareholder communications (Note 11)	20,786	95,860	193,257
Share-based payments (Note 11)	--	--	3,811
Write-down of exploration and evaluation assets (Note 7)	--	--	97,080
Loss Before Other Income (Expenses)	(406,587)	(806,676)	(1,076,240)
Other (Expenses) Income
Gain on sale of mineral property (Note 7)	--	50,000	--
Interest income	--	504	3,797
Equity loss on investment in associate (Note 5)	--	--	(16,000)
Total Other (Expenses) Income	--	50,504	(12,203)
Loss Before Discontinued Operations	(406,587)	(756,172)	(1,088,443)
Discontinued Operations
Exploration and evaluation costs (Notes 4, 7, 11)	(275,778)	(443,448)	(706,186)
Gain on sale of discontinued operations (Note 4)	684,023	--	--
Net Income (Loss) From Discontinued Operations	408,245	(443,448)	(706,186)
Net Income (Loss) and Comprehensive Income (Loss) for the Year	$ 1,658	$ (1,199,620)	$ (1,794,629)

Earnings (Loss) per Common Share, Basic and Diluted	$ 0.00	$ (0.06)	$ (0.12)

Weighted Average Number of Shares Outstanding – Basic and Diluted	25,834,059	19,913,784	15,341,780

The accompanying notes are an integral part of these consolidated financial statements.

4

AGAVE SILVER CORP.

Consolidated Statements of Changes in (Deficiency) Equity

For the years ended March 31, 2015, 2014 and 2013
(Expressed in Canadian dollars)

	Common Shares Without Par Value		Share	Warrant Reserve	Share-based Payments Reserve	Deficit	Total (Deficiency) Equity
	Shares	Amount	Subscriptions
Balance, March 31, 2012	15,264,292	$ 32,589,847	$ --	$ 2,836,637	$ 2,618,895	$ (36,877,126)	$ 1,168,253
Warrants exercised	269,767	477,069	--	(72,419)	--	--	404,650
Warrants expired, unexercised	--	--	--	(755,565)	--	755,565	--
Warrants, revalued	--	--	--	166,320	--	(166,320)	--
Options expired, unexercised	--	--	--	--	(600,241)	600,241	--
Share-based payments	--	--	--	--	3,811	--	3,811
Net loss for the year	--	--	--	--	--	(1,794,629)	(1,794,629)
Balance, March 31, 2013	15,534,059	33,066,916	--	2,174,973	2,022,465	(37,482,269)	(217,915)
Private placement	10,300,000	688,369	--	341,631	--	--	1,030,000
Share subscription	--	--	50,000	--	--	--	50,000
Warrants expired, unexercised	--	--	--	(2,174,973)	--	2,174,973	--
Options expired, unexercised	--	--	--	--	(645,915)	645,915	--
Net loss for the year	--	--	--	--	--	(1,199,620)	(1,199,620)
Balance, March 31, 2014	25,834,059	33,755,285	50,000	341,631	1,376,550	(35,861,001)	(337,535)
Share subscription	--	--	50,000	--	--	--	50,000
Options expired, unexercised	--	--	--	--	(411,600)	411,600	--
Net income for the year	--	--	--	--	--	1,658	1,658
Balance, March 31, 2015	25,834,059	$ 33,755,285	$ 100,000	$ 341,631	$ 964,950	$ (35,447,743)	$ (285,877)

The accompanying notes are an integral part of these consolidated financial statements.

5

AGAVE SILVER CORP.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	For the years ended March 31,
	2014	2014	2013

Cash provided by (used in):
Operations
Net income (loss) for the year	$ 1,658	$ (1,199,620)	$ (1,794,629)
Items not involving cash
Depreciation	3,780	4,757	50,678
Gain on sale of discontinued operations	(684,023)	--	--
Gain on sale of mineral property	--	(50,000)	--
Share-based payments	--	--	3,811
Foreign exchange	(1,977)	(488)	24,329
Write-down of exploration and evaluation assets	--	--	97,080
Equity loss on investment in associate	--	--	16,000
Changes in non-cash operating assets and liabilities
Amounts receivable and prepaid expenses	5,678	18,984	40,251
Deferred charge	6,250	(28,125)	--
Deferred finance fee	(28,900)	--	--
Foreign value-added taxes recoverable	16,857	(4,563)	461,730
Accounts payable and accrued liabilities	(49,105)	(74,352)	63,133
Accounts payable, related parties	378,190	60,319	342,544
Cash used in operating activities	(351,592)	(1,273,088)	(695,073)
Investing activities
Proceeds from sale of mineral property	--	50,000	--
Proceeds of short-term investments	10,000	90,043	75,429
Interest on short-term investments	69	(69)	(43)
Reclamation bonds	--	(5,000)	2,000
Cash provided by investing activities	10,069	134,974	77,386
Financing activities
Common shares	--	1,030,000	404,650
Share subscriptions	50,000	50,000	--
Loan from related party	265,000	8,000	--
Cash provided by financing activities	315,000	1,088,000	404,650

Decrease in cash during the year	(26,523)	(50,114)	(213,037)

Cash, beginning of the year	29,350	79,464	292,501

Cash, end of the year	$ 2,827	$ 29,350	$ 79,464

Supplemental information

Non-cash portion of warrants exercised	$ --	$ --	$ 72,419

The accompanying notes are an integral part of these consolidated financial statements.

6

AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

1.	Nature of Operations and Going Concern

Agave Silver Corp. (the “Company”) was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Canada.

The Company’s head office and principal address is #1601-675 West Hastings Street, Vancouver, B.C., Canada, V6B 1N2. The Company’s registered and records office is 25th Floor-700 West Georgia Street, Vancouver, B.C., Canada, V7Y 1B3.

The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.

During the year ended March 31, 2015, the Company sold its wholly-owned Mexican subsidiary, Cream Minerals de Mexico S.A. de C.V. (“CMM”) to Frank Lang and Ferdinand Holcapek (the “Buyers”). CMM holds all rights and title to the mineral concessions comprising the Company’s Nuevo Milenio Property. As consideration for the securities of CMM held by the Company, the Buyers paid the aggregate sum of $686,000, payable as the forgiveness of the debts owed by the Company to Frank Lang (or other entities controlled by Frank Lang) and Ferdinand Holcapek.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses from inception to March 31, 2015 of $35,447,743 (2014 – $35,861,001). Additionally, the Company has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to explore its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success. These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in these consolidated financial statements.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

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AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(b)	Basis of Measurement and Presentation

These consolidated financial statements have been prepared using the historical cost convention using the accrual basis of accounting except for some financial instruments, which have been measured at fair value. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.

(c)	Basis of Consolidation

The March 31, 2014 and 2013 consolidated financial statements incorporate the financial statements of the Company and its wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V. (“CMM”), a Mexican corporation. The subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtained control until the date that such control ceases. The financial statements of the subsidiary are prepared for the same reporting period as the Company, using consistent accounting policies. All intercompany transactions and balances were eliminated on consolidation. During the year ended March 31, 2015, the company sold its wholly-owned subsidiary, CMM.

(d)	Short-term Investments

Short-term investments comprise of investments in guaranteed investment certificates due to mature within one year from the date of initial acquisition and are classified as fair value through profit or loss and recorded at fair value with realized and unrealized gains and losses reported in the consolidated statement of operations and comprehensive loss.

(e)	Cash and Cash Equivalents

Cash consists of cash held in bank accounts. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes. The Company had no cash equivalents as at March 31, 2015 and 2014.

(f)	Exploration and Evaluation Assets

Exploration and evaluation acquisition costs are considered assets and capitalized at cost. When shares are issued as consideration for exploration and evaluation asset costs, they are valued at the closing share price on the date of issuance. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment. When the technical and commercial viability of a mineral interest has been demonstrated and a development decision has been made, accumulated expenses will be tested for impairment before they are reclassified to assets and amortized on a unit of production basis over the useful life of the ore body following commencement of commercial production.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Mineral property exploration and evaluation expenditures are expensed until the property reaches the development stage.

8

AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(f)	Exploration and Evaluation Assets (Continued)

The recoverability of the amounts capitalized for exploration and evaluation assets is dependent upon the determination of economically recoverable mineral deposits, confirmation of the Company’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof. If it is determined that exploration and evaluation assets are not recoverable, the property is abandoned, or management has determined a impairment in value, the property is written down to its estimated recoverable amount.

(g)	Financial Instruments and Risk Management

All financial instruments are classified into one of five categories: fair value through profit or loss, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the statement of financial position at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Fair value through profit or loss financial assets is measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified cash and short-term investments as fair value through profit or loss. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities. Management did not identify any material embedded derivatives, which require separate recognition and measurement.

Disclosures about the inputs to financial instrument fair value measurements are made within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

Financial instruments are exposed to credit, liquidity and market risks. Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of price risk: currency risk, interest rate risk and other price risk.

9

AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(g)	Financial Instruments and Risk Management (Continued)

Liquidity risk on amounts due to creditors and amounts due to related parties were significant to the Company’s statement of financial position. The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing and financing activities. The Company’s ability to raise share capital is indirectly related to changing metal prices and the price of silver and gold in particular.

(h)	Equipment

Equipment is recorded at cost and depreciated over its estimated useful life. The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of operations and comprehensive loss during the financial period in which they are incurred.

Depreciation is recognized using the straight-line basis over the estimated useful lives of the various classes of equipment, ranging from three to five years. Depreciation methods, useful lives and residual values are reviewed at each financial year end and are adjusted if appropriate.

(i)	Impairment of Tangible and Intangible Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that the assets may be impaired. If such indication exists, the recoverable amount of the identified asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less cost to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where it is possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. Each of the Company’s exploration and evaluation properties is considered to be a cash-generating unit for which impairment testing is performed.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior reporting periods. A reversal of an impairment loss is recognized immediately in profit or loss.

10

AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(i)	Impairment of Tangible and Intangible Assets (Continued)

Management’s estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. A mining enterprise is required to consider the conditions for impairment write-down. The conditions include significant unfavourable economic, legal regulatory, environmental, political and other factors. In addition, management’s development activities towards its planned principal operations are key factors considered as part of the ongoing assessment of the recoverability of the carrying amount of exploration and evaluation assets. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, the capitalized costs are written down to the estimated recoverable amount. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

(j)	Investment in Associate

The equity method of accounting is used to account for the Company’s investment in associate where the Company has significant influence. The investment is initially recorded at cost and is subsequently adjusted to reflect the investor’s share of the net profit or loss of the associate.

(k)	Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill that is not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

11

AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(l)	Foreign Currency Translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and its subsidiary is the Canadian dollar. The functional currency determinations were made through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of operations.

(m)	Share-based Payments

The Company accounts for stock options issued to directors and employees at the fair value determined on the grant date using the Black-Scholes option pricing model. The fair value of the options is recognized as an expense using the graded vesting method where the fair value of each tranche is recognized over its respective vesting period. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Share-based payments made to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured. These payments are recorded at the date the goods and services are received.

Warrants issued are recorded at estimated fair values determined on the grant date using the Black-Scholes model. If and when the stock options or warrants are ultimately exercised, the applicable amounts of their fair values in the reserve accounts are transferred to share capital. If and when the stock options or warrants are ultimately expired, the applicable amounts of their fair values in the reserve accounts are transferred to deficit.

(n)	Share Capital

Common shares issued for non-monetary consideration are recorded at their fair value on the measurement date and classified as equity. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty’s performance is complete.

Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

The proceeds from the issue of the units are allocated between common shares and share purchase warrants on a pro-rata basis based on the relative fair values as follows: the fair value of the common shares is based on the market closing price on the date the units are issued and fair value of the share purchase warrants is determined using the Black-Scholes option pricing model.

12

AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(o)	Earnings (Loss) per Common Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. In periods where a net loss is incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share are the same. In a profit year, under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average price during the period.

(p)	Flow-through Shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Canadian Income Tax Act. Proceeds from the issuance of flow-through shares are used to fund qualified Canadian exploration and evaluation projects and the related income tax deductions are renounced to the subscribers of the flow-through shares. The premium paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred. The Company also recognizes a deferred tax liability with a corresponding charge in the statement of operations when the qualifying exploration and evaluation expenditures are renounced. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset and recovery of deferred income taxes through profit or loss in the reporting period.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through expenditure commitments.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds, renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

(q)	Decommissioning Liabilities

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the period in which the obligation is incurred. The nature of the rehabilitation activities includes restoration, reclamation and re-vegetation of the affected exploration sites.

The rehabilitation provision generally arises when the environmental disturbance is subject to government laws and regulations. When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related mining assets. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks. Additional environmental disturbances or changes in rehabilitation costs will be recognized as additions to the corresponding assets and rehabilitation liability in the period in which they occur.

13

AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(r)     Recent Accounting Pronouncements

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC that are mandatory for accounting periods beginning after January 1, 2015, or later periods. Updates that are not applicable or are not consequential to the Company have been excluded in the standards listed below.

The Company anticipates that the application of these standards, amendments, revisions and interpretations will not have a material impact on the results and financial position of the Company.

Amendments to IAS 32 Financial Instruments: Presentation

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) amends to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•         The meaning of “currently has a legally enforceable right of set-off”;

•         The application of simultaneous realization and settlement;

•         The offsetting of collateral amounts;

•         The unit of account for applying the offsetting requirements.

This standard is effective for annual periods beginning on or after January 1, 2015.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB’s wider project of replacing IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristic of the financial assets. This standard is effective for annual periods beginning on or after January 1, 2018.

3.	Critical Accounting Judgments and Estimates

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates. The more significant areas are as follows:

(a)	Share-based Payment Transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 13.

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AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

3.	Critical Accounting Judgments and Estimates (Continued)

(b)	Going Concern

The assessment of the Company's ability to raise sufficient funds to finance its exploration and administrative expenses involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(c)	Foreign Value-added Taxes Recoverable

The Company’s estimate of foreign value-added taxes recoverable represents management’s best estimate of the amounts expected to be recovered from the Mexican government.

(d)	Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets. Note 7 discloses the carrying value of such assets. The triggering events for exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

•	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;

•	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

(e)     Determination of Cash Generating Units

The determination of cash generating units (“CGUs”) requires judgment in defining a group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs are determined by similar geological structure, shared infrastructure, geographical proximity, commodity type, similar exposure to market risks and materiality.

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AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

3.	Critical Accounting Judgments and Estimates (Continued)

(f)	Foreign Currency

The Company applied judgment in determining the functional currency of the Company and its subsidiary. Functional currency was determined based on the currency in which funds are provided to its subsidiary and the degree of dependence on the Company for financial support.

(g)	Accrued Liabilities

The Company has applied judgment in recognizing accrued liabilities, including judgment as to whether the Company has a present obligation (legal or constructive) as a result of a past event; whether it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and whether a reliable estimate can be made of the amount of the obligation.

4.	Discontinued Operations – Sale of Mexican Subsidiary

On February 12, 2015, the Company closed the sale of its wholly-owned Mexican subsidiary, Cream Minerals de Mexico S.A. de C.V. (“CMM”) to Frank Lang and Ferdinand Holcapek (the “Buyers”). CMM holds all rights and title to the mineral concessions comprising the Company’s Nuevo Milenio Property. As consideration for the securities of CMM held by the Company, the Buyers paid the aggregate sum of $686,000, payable as the forgiveness of the debts owed by the Company to Frank Lang (or other entities controlled by Frank Lang) and Ferdinand Holcapek.

The loss on sale of the Mexican subsidiary was as follows:

Investment in and amounts receivable from CMM	$7,888,482
Retained earnings from CMM	(7,886,505)
Forgiveness of debts	(686,000)
Gain on sale of discontinued operations	$(684,023)

During the year ended March 31, 2015, the Company spent $275,778 (2014 - $443,448; 2013 - $706,186) in cash in exploration and evaluation costs on the discontinued operations, resulting in net cash used in operating activities of the same amount.

5.	Investment in Associate

The Company holds a one third interest in Quorum Management and Administrative Services Inc. (“Quorum”), a private company incorporated for the purpose of administering cost sharing between the Company and two other public companies related through directors in common. Under the terms of the Quorum cost sharing agreement all three companies are joint and severally liable for Quorum’s obligations. Quorum provided services on a full cost recovery basis until August 31, 2012. In September 2012, the Company took over the services that were provided by Quorum. The three public companies have deferred dissolving Quorum and intend to maintain Quorum as inactive.

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AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

6.	Amounts Receivable and Prepaid Expenses

	March 31,	March 31,
	2015	2014
GST/HST	$13,888	$11,843
Prepayments and other receivable	8,878	16,601
Total	$22,766	$28,444

7.	Exploration and Evaluation Assets

The Company’s exploration and evaluation assets as at March 31, 2015 and 2014 were $Nil.

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed at the end of this note.

(a)	Goldsmith and Lucky Jack Properties, British Columbia, Canada

The Company held a 100% interest in the Goldsmith property and an option to acquire 100% of the Lucky Jack property, both comprising the Goldsmith property located near Kaslo, British Columbia. The property was written down to $Nil as there were no future plans to continue with exploration. During the year ended March 31, 2014, the claims comprising the Goldsmith and Lucky Jack properties were returned to the respective optionors.

(b)	Wine Claims, Manitoba, Canada

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba. The property was written down to $Nil as there were no future plans to continue with exploration. During the year ended March 31, 2014, the Company sold the property for $50,000.

(c) Kaslo Silver Property, Kaslo, British Columbia, Canada

The 100% owned Kaslo Silver Property, a silver target, was written off during the year ended March 31, 2012, as there were no plans at that time to continue with exploration. During the year ended March 31, 2014, a review of geological data was completed, however, no further work was done during the year ended March 31, 2015

(d) Nuevo Milenio Property, Nayarit, Mexico

During the year ended March 31, 2015, the Company closed the sale of the Company’s interest in the Nuevo Milenio Property to Frank Lang and Ferdinand Holcapek via the sale of all of the securities of Cream Minerals de Mexico S.A. de C.V. held by the Company. CMM holds all rights and title to the mineral concessions comprising the Company’s Nuevo Milenio Property. As consideration for the securities of Cream Minerals de Mexico, the buyers paid the aggregate sum of $686,000, payable as the forgiveness of the debts owed by the Company to Frank Lang (or other entities controlled by Frank Lang) and Ferdinand Holcapek.

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AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

7.	Exploration and Evaluation Assets (Cont’d)

(e) Hastings Highland Property, Limerick Township, Ontario

On February 18, 2015, the Company signed a letter agreement (the “Letter”) with Hastings Highland Resources Limited (“Hastings”) for an exclusive option to earn a 90% interest in Hastings’ Limerick Township nickel-copper property located in Ontario, Canada (the “Property”). A definitive agreement was signed effective May 9, 2015, see Note 18 - Subsequent Events.

Year ended March 31, 2015	Kaslo Silver Property, British Columbia	Nuevo Milenio Property, Mexico	Total March 31, 2015
Incurred during the year
Geological and geophysical	$ 6,791	$ 106,680	$ 113,471
Site activities	1,687	166,114	167,801
Travel and accommodation	872	2,984	3,856
Government assistance	(7,885)	--	(7,885)
Total Expenses March 31, 2015	$ 1,465	$ 275,778	$ 277,243

Year ended March 31, 2014	Kaslo Silver Property, British Columbia	Nuevo Milenio Property, Mexico	Total March 31, 2014
Incurred during the year
Geological and geophysical	$ 31,405	$ 153,009	$ 184,414
Site activities	1,060	279,513	280,573
Travel and accommodation	7,642	10,926	18,568
Total Expenses March 31, 2014	$ 40,107	$ 443,448	$ 483,555
Year ended March 31, 2013	Kaslo Silver Property, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2013
Incurred during the year
Assays and analysis	$ --	$ --	$ 2,624	$ 2,624
Geological and geophysical	9,625	3,900	382,860	396,385
Site activities	9,148	35	302,995	312,178
Travel and accommodation	--	--	17,707	17,707
Government assistance	(11,708)	--	--	(11,708)
Total Expenses March 31, 2013	$ 7,065	$ 3,935	$ 706,186	$ 717,186
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AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

8.	Foreign Value-added Taxes Recoverable

The foreign value-added taxes recoverable relates to value-added taxes paid on the purchase of goods and services in Mexico. These amounts are presented as a long-term asset as the Mexican authorities take longer than one year to verify the recoverable amounts and issue refunds.

9.	Equipment

	Vehicles	Office Equipment	Computer Equipment	Total
Cost
Balance, March 31, 2013	$71,813	$ 2,229	$ 13,932	$ 87,974
Additions (disposals)	--	--	(3,231)	(3,231)
Balance, March 31, 2014	71,813	2,229	10,701	84,743
Additions (disposals)	(71,813)	--	(2,469)	(74,282)
Balance, March 31, 2015	$--	$ 2,229	$ 8,232	$ 10,461
Accumulated depreciation
Balance, March 31, 2013	$67,680	$ 1,411	$ 9,995	$ 79,086
Depreciation	1,589	234	(297)	1,526
Balance, March 31, 2014	69,269	1,645	9,698	80,612
Depreciation	2,544	233	1,003	3,780
Disposals	(71,813)	--	(2,469)	(74,282)
Balance, March 31, 2015	$--	$ 1,878	$ 8,232	$ 10,110
Carrying amounts
As at March 31, 2014	$2,544	$ 584	$ 1,003	$ 4,131
As at March 31, 2015	$--	$ 351	$ --	$ 351

10.	Accounts Payable and Accrued Liabilities

	March 31, 2015	March 31, 2014
Trade payables	$ 73,235	$ 45,302
Accrued liabilities	24,380	101,418
Totals	$ 97,615	$ 146,720

11.	Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company was as follows for the years ended March 31, 2015, 2014 and 2013:

	For the years ended March 31,
	2015	2014	2013
Agave Silver Corp. Salaries and benefits* Termination benefits	$ 151,225 --	$ 219,599 95,250	$ 260,790 --
Director fees (1) Cream Minerals de Mexico, S.A. de C.V. Salaries and benefits (2)	-- 85,000	38,500 119,532	83,500 120,000

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AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

11.	Related Party Transactions and Balances (Continued)

*A portion of these salaries and benefits were paid through Quorum.

(1)	Directors are entitled to director fees and stock options for their services.
(2)	Salaries and benefits and share-based payments have been recorded as exploration costs related to the Nuevo Milenio project.

Related party balances as at March 31, 2015 and 2014 were as follows:

Balances at:	March 31, 2015	March 31, 2014
Payables: Quorum (a) Lang Mining Corporation (b) Dauntless Developments Ltd. (b) Directors and Officers (a)(c)	$ -- 25,127 -- 257,854	$ 59,456 34,180 10,373 221,782
Totals	$ 282,981	$ 325,791

(a)	Management, administrative, and other services were provided by Quorum, a private company held jointly, with a one-third interest each by the Company and two other public companies with common directors. Quorum provided services on a full recovery basis to the various entities sharing office space with the Company until August 31, 2012.

In December, 2014, the Company signed a Debt Settlement and Assumption Agreement with Angela Yap and Quorum whereby in full settlement of the debt owed from the Company to Quorum, the Company has assumed Quorum’s debt payable to Angela Yap to the extent of the amount the Company owed to Quorum, $60,822. The Company’s indebtedness to Quorum is fully and finally satisfied with no further claim or indebtedness owed by the Company to Quorum and the assumed indebtedness to Angela Yap represents all claims and indebtedness owed to Angela Yap.

(b)	Lang Mining Corporation (“Lang Mining”) and Dauntless Developments Ltd. (“Dauntless Developments”) are private companies controlled by Frank A. Lang, who was a former director and Chairman of the Company, and owned 37% of the Company as at March 31, 2015. Ronald Lang, the President and CEO of the Company, and the son of Frank A. Lang, is President of Lang Mining and a director of Dauntless Developments. Lang Mining and Dauntless Developments provided the Company with non-interest bearing loans, with no specified terms of repayment.

(c)	The directors’ and officers’ balances include fees and expenses owing to directors and officers including any salaries accrued to the Sole Administrator and Director General of Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.

12.	General and Administrative

	For the years ended March 31,
	2015	2014	2013
Depreciation	$ 1,235	$ 2,978	$ 2,978
Office and administration	69,339	52,533	131,315
Travel and conferences	6,377	1,405	292
Totals	$ 76,951	$ 56,916	$ 134,585

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AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

13.	Share Capital

Authorized

Unlimited number of common shares without par value.

Issued and Fully Paid

25,834,059 common shares at March 31, 2015 (2014 – 25,834,059).

Financings

On December 2, 2014, the Company announced a proposed non-brokered private placement whereby it intends to offer up to 11,000,000 flow-through common shares at a price of $0.06 per flow-through common share and 9,000,000 non-flow-through units at a price of $0.05 per non-flow-through unit. Each non-flow-through unit will be comprised of one common share and one common share purchase warrant. Each whole non-flow-through warrant will entitle the holder to purchase one non-flow-through common shares at any time for a period of 24 months from the date the warrant is issued, at a price of $0.10. The Company intends to raise up to $1,110,000 through the private placements. As at March 31, 2015, share subscriptions of $100,000 had been received.

During the year ended March 31, 2014, the Company completed, in two tranches, a non-brokered private placement for total proceeds of $1,030,000. The private placement was entirely subscribed by insiders, directors and officers of the Company. The private placement consisted of the issuance of 10,300,000 units of the Company at a price of $0.10 per Unit. Each Unit is comprised of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 for a term of two years after closing. The share purchase warrants were valued using a Black-Scholes pricing model with the following assumptions: weighted average risk free interest rate of 1.08-1.18%, volatility factors ranging from 135% to 137% and an expected life of two years.

Stock options

On September 27, 2013, the shareholders approved an amendment to the Company’s stock option plan (“the Plan”) to change the number of shares in respect of which options may be granted thereunder from 10% of the issued and outstanding shares of the Company to a maximum of 2,723,500 shares of the Company. The Plan provides for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The Plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant and are exercisable for a period of up to 10 years. Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

The number of shares which may be issuable under the Plan and all of the Company’s other previously established or proposed share compensation arrangements, in any 12 month period:

(a)	to any one person shall not exceed 5% of the total number of issued and outstanding shares on the grant date on a non-diluted basis, unless the Company has obtained disinterested shareholder approval to exceed such limit;

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AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

13.	Share Capital (Continued)

(b)	to insiders as a group shall not exceed 10% of the total number of issued and outstanding shares on the grant date on a non-diluted basis, unless the Company has obtained disinterested shareholder approval to exceed such limit;
(c)	to any one consultant shall not exceed 2% of the total number of issued and outstanding shares on the grant date on a non-diluted basis; and
(d)	to all eligible persons who undertake investor relations activities shall not exceed 2% in the aggregate of the total number of issued and outstanding shares on the grant date on a non-diluted basis.

No stock options were granted during the years ended March 31, 2015, 2014 and 2013.

The following table summarizes information on stock options outstanding at March 31, 2015:

Exercise Price	Number Outstanding and Exercisable	Average Remaining Contractual Life
$3.80 $2.20 $1.60	277,500 60,000 40,000	0.93 years 1.17 years 1.23 years
	377,500	1.00 years

A summary of the changes in stock options for the years ended March 31, 2015 and 2014 is presented in the following table:

	Number of Shares	Weighted Average Exercise Price ($)
Balance, fully vested and exercisable at March 31, 2013	923,500	2.90
Expired	(136,000)	1.20
Cancelled/forfeited	(270,000)	2.68
Balance, fully vested and exercisable at March 31, 2014	517,500	3.44
Cancelled/forfeited	(140,000)	3.80
Balance, fully vested and exercisable at March 31, 2015	377,500	3.31

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AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

13.	Share Capital (Continued)

Warrants

As at March 31, 2015, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Dates
6,000,000	$0.25	October 3, 2015
4,300,000	$0.25	November 29, 2015
10,300,000

A summary of the changes in warrants for the years ended March 31, 2015 and 2014 is presented below:

	Number of Warrants	Weighted Average Exercise Price ($)
Balance, March 31, 2013	3,715,000	1.50
Issued	10,300,000	0.25
Expired	(3,715,000)	1.50
Balance, March 31, 2015 and 2014	10,300,000	0.25

In December, 2012, the Company having received all necessary regulatory approvals and the consent of all of the holders of the common share purchase warrants previously issued in connection with a private placement conducted by the Company in December 2010 (the “Warrants”), amended the exercise price of 2,411,400 warrants from $2.40 to $1.00 and extended the exercise period from December 21, 2012 to December 20, 2013. The expiry date of an additional 1,303,600 warrants held by insiders were extended from December 21, 2012 to December 20, 2013. The warrant modification was valued at $166,320, using the Black-Scholes model with the following assumptions: stock price - $0.06, exercise price - $0.10, a life of 1 year, a risk-free interest rate of 1.64% and a volatility of 102%. These warrants expired, unexercised, during the year ended March 31, 2014.

Earnings (Loss) Per Share

The Company calculates basic and diluted earnings (loss) per common share using the weighted average number of common shares outstanding during each period and the diluted earnings (loss) per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

To compute diluted earnings per share, the average number of shares outstanding is adjusted for the number of potentially dilutive shares. The potentially dilutive stock options and share purchase warrants were not included in the Company’s earnings (loss) per common share calculation because the result was anti-dilutive.

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AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

13.	Share Capital (Continued)

	Years ended March 31,
	2015	2014	2013

Issued shares, beginning of year	25,834,059	15,534,059	15,264,292
Weighted average issuances	--	4,379,725	77,488
Basic and diluted weighted average common shares, end of year	25,834,059	19,913,784	15,341,780

14.	Segmented Information

Operating Segments

The Company has one operating segment, which is the exploration and evaluation of mineral properties.

Geographic Segments

The Company’s principal operations are carried out in Canada and Mexico. The majority of investment income is earned in Canada. Segmented assets by geographical location are as follows:

Statement of Financial Position March 31, 2015	Canada	Mexico	Total
Total Assets	$ 94,719	$ --	$ 94,719
Current Assets	$ 25,593	$ ---	$ 25,593
Long-term Assets	$ 69,126	$ --	$ 69,126

Statement of Financial Position March 31, 2014	Canada	Mexico	Total
Total Assets	$ 103,776	$ 31,200	$ 134,976
Current Assets	$ 56,065	$ 11,798	$ 67,863
Long-term Assets	$ 47,711	$ 19,402	$ 67,113

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AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

14.	Segmented Information (Continued)

Segmented expenses by geographical location are as follows:

Year ended March 31, 2015	Canada	Mexico	Total
Exploration and evaluation costs	$ 1,465	$ 275,778	$ 277,243
Other expenses	405,122	--	405,122
Total expenses	$ 406,587	$ 275,778	$ 682,365
Year ended March 31, 2014	Canada	Mexico	Total
Exploration and evaluation costs	$ 40,107	$ 443,448	$ 483,555
Other expenses	766,569	--	766,569
Total expenses	$ 806,676	$ 443,448	$ 1,250,124
Year ended March 31, 2013	Canada	Mexico	Total
Exploration and evaluation costs	$ 11,000	$ 706,186	$ 717,186
Other expenses	1,065,240	--	1,065,240
Total expenses	$ 1,076,240	$ 706,186	$ 1,782,426

15.	Income Taxes

The income taxes shown in the consolidated statements of operations differ from the amounts obtained by applying statutory rates to net income/loss before income taxes due to the following:

	2015	2014	2013
Net (income) loss for the year	$ (2,000)	$ 1,200,000	$ 1,795,000
Statutory tax rate	26%	26%	25%
Expected income tax (provision) recovery	--	312,000	453,000
(Decrease) increase to income tax recovery due to:
Non-deductible permanent differences	178,000	--	(96,000)
Change in tax assets not recognized	2,137,000	(732,000)	(443,000)
Tax rate change and other	(2,315,000)	420,000	86,000
Income tax recovery	$ --	$ --	$ --

The significant components of the Company’s deferred tax assets are as follows:

	March 31, 2015	March 31, 2014
Mineral property interests	$ 2,664,000	$ 2,593,000
Share issue costs	-	31,000
Equipment	89,000	87,000
Operating losses carried forward	2,424,000	4,603,000
Total deferred tax assets	5,177,000	7,314,000
Deferred tax assets not recognized	(5,177,000)	(7,314,000)
	$ --	$ --

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AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

15.	Income Taxes (Continued)

The realization of income tax benefits related to these deferred potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no deferred income tax assets have been recognized for accounting purposes. The Company has Canadian non-capital losses carried forward of $9,323,000 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2026	564,000
2027	618,000
2028	928,000
2029	908,000
2030	706,000
2031	1,704,000
2032	1,339,000
2033	1,108,000
2034	926,000
2035	522,000
Total	9,323,000

The Company has resource pools of approximately $10,250,000 (2014 - $9,975,000) to offset future taxable income. The tax benefit of these amounts is available to be carried forward indefinitely.

16.	Financial Instruments and Risk Management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. Cash and short-term investments are designated as fair value through profit or loss and are measured at fair value. Accounts payable and accrued liabilities and accounts payable, related parties are designated as other financial liabilities and measured at amortized cost using the effective interest rate method. The fair values of the Company’s accounts payable and accrued liabilities and accounts payable, related parties approximate their carrying values at March 31, 2015, due to their short-term nature.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at March 31, 2015 and 2014 and categorized into levels of the fair value hierarchy:

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AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

16.	Financial Instruments and Risk Management (Continued)

		March 31, 2015		March 31, 2014
		Carrying	Fair	Carrying	Fair
	Level	Value	Value	Value	Value
Cash	1	$2,827	$2,827	$29,350	$29,350
Short-term investments	1	--	--	10,069	10,069
Accounts payable and accrued liabilities	2	97,615	97,615	146,720	146,720
Accounts payable, related parties	2	282,981	282,981	325,791	325,791

There were no transfers from levels or change in the fair value measurements of financial instruments for the years ended March 31, 2015 and 2014.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	March 31, 2015	March 31, 2014
Cash	$ 2,827	$ 29,350
Short-term investments	--	10,069
	$ 2,827	$ 39,419

Substantially all of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is not significant. The financial assets that potentially subject the Company to credit risk are any receivables. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. The Company’s maximum exposure to credit risk as at March 31, 2015 is the carrying value of its financial assets.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.

During the year ended March 31, 2014, the Company closed, in two tranches, a non-brokered private placement of units of the Company at a price of $0.10 per unit by issuing an aggregate of 10,300,000 units for gross proceeds of $1,030,000. The Company also received $50,000 for the sale of the Wine Property, Manitoba and a $20,000 non-interest bearing loan from Lang Mining to help fund operations. The majority of the cash received was used to pay off the majority of the current liabilities, severance and arrears salaries to the previous President and CEO, and severance to Mexican employees. Further information regarding liquidity risk is set out in Note 1.

27

AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

16.	Financial Instruments and Risk Management (Continued)

The Company’s financial assets are comprised of its cash, short-term investments, and the Company’s financial liabilities are comprised of its accounts payable, accrued liabilities and accounts payable, related parties, the contractual maturities of which at March 31, 2015 and 2014 are summarized as follows:

	March 31, 2015	March 31, 2014
Cash	$ 2,827	$ 29,350
Short-term investments	--	10,069
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less Due to related parties with contractual maturities - Within 90 days or less	(97,615) (282,981)	(146,720) (325,791)

Interest Rate Risk

The Company has no significant exposure at March 31, 2015 to interest rate risk through its financial instruments.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos. A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At March 31, 2015, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars, but presented in Canadian dollar equivalents.

	March 31, 2015	March 31, 2014
U.S. Dollars
Cash	2,315	10,160
Accounts payable and accrued liabilities	(16,090)	(9,707)
Mexican Pesos
Cash	--	2,063
Value-added taxes recoverable	--	16,857
Accounts payable and accrued liabilities	--	;(69,223)

Based on the above net exposures at March 31, 2015, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $2,318 (2014 - $45) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $Nil (2014 – $5,030) in the Company’s loss from operations.

28

AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

16.	Financial Instruments and Risk Management (Continued)

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company had no cash equivalents at March 31, 2015. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return. Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.

17.	Management of Capital

The Company defines capital that it manages as equity. When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

	March 31, 2015	March 31, 2014
Equity (deficiency) is comprised of:
Share capital	$ 33,755,285	$ 33,755,285
Share subscription	100,000	50,000
Warrant reserve	341,631	341,631
Share-based payments reserve	964,950	1,376,550
Deficit	(35,447,743)	(35,861,001)

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in light of economic conditions affecting metal markets and the mining industry in particular. Given the nature of its activities, the Company is dependent on financing to fund its operations. To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt. There were no changes in the Company’s approach to capital management during the year ended March 31, 2015. Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

18.	Subsequent Events

Financing

In June 2015, the Company closed the first tranche of a non-brokered private placements of units (“Units”) at a price of $0.05 per Unit by issuing an aggregate of 5,000,000 Units for gross proceeds of $250,000. Each Unit is comprised of one common share of the Company and one common share purchase warrant (“Warrant”), with each Warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.10 for a term of 24 months after the closing of the private placement.

Stock Options

In June 2015, pursuant to the Company’s stock option plan and TSX Venture Exchange (“TSXV”) approval, the Company granted 1,450,000 stock options to directors, officers and consultants of the Company at an exercise price of $0.07 per share, expiring on June 3, 2020.

29

AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

18.	Subsequent Events (Continued)

Shares for Debt

In June 2015, the Company issued, pursuant to TSXV approval, 1,147,500 common shares at a deemed price of $0.05 per common share in partial settlement of $52,500 of deferred salary payable to Ron Lang since his appointment as President in October 2013 and settlement in full of $4,875 of director’s fees arrears incurred prior to his appointment as President.

Option on Exploration and Evaluation Assets

Effective May 9, 2015, the Company and Hastings Highland Resources Limited (“Hastings”) entered into an agreement (the “Agreement”) with respect to the option to earn a 90% interest in Hastings’ Limerick Township nickel-copper property located in Ontario, Canada (the “Property”).

The terms of the Letter set forth the terms to be included in the Agreement as follows:

STAGE 1

			Work in
	Cash	# of	the Ground
	Option	the Company’s	including
	Payment	Common Shares (1)	Property Costs (2)

Upon TSXV approval	$ 10,000	1,400,000	$ -
End of Year 1	$ 25,000	200,000	$ 295,000
End of Year 2	$ 75,000	350,000	$ 545,000
End of Year 3	$ 300,000	750,000	Amount remaining
			to complete the
			Scoping Study
			of the North Zone

(1)	The shares are subject to a 4 month hold period.
(2)	The Optionee also assumes the property costs of Hastings which are approximately $45,000 and are included in the “Work in Ground” amount above.

The 51% would be earned on completion of the above Scoping Study within three years of signing the option. No retained interest is earned if the scoping study is not completed by the due date.

STAGE 2

A further 25% can be earned by financing a bankable feasibility study within two years of the scoping study and making further annual payments of $200,000 to $300,000 commencing one year after completion of the scoping study. These payments cease upon the mine beginning commercial production.

30

AGAVE SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

18.	Subsequent Events (Continued)

STAGE 3

Bringing the mine into commercial production and making a further payment of $10,000,000 in 5 equal annual instalments commencing September 1, 2023 will increase the Company’s holding to 90% of the Property, with Hastings retaining a 10% carried interest and the Company assuming responsibility for Net Smelter Returns attached to the Property. At any time after a greater than 76% interest is earned, the Company has the right to buy out Hastings’ remaining interest in the Property at mutually acceptable terms.

Dr. Derek McBride P. Eng., a director of the Company, is a principal of Hastings.

31

MANAGEMENT’S DISCUSSION & ANALYSIS

YEAR ENDED MARCH 31, 2015

Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

Forward Looking Statements………………………………………………………………….		3
Cautionary Note to United States Investors Concerning Mineral Reserves And Resources….		4
1.1 1.2	Date of Management Discussion and Analysis………………………………………... Overview……………………………………………………………………………….	4 4
1.21	Nuevo Milenio Silver – Gold Project, Mexico…………………………………………	5
1.22	Hastings Highland Property, Nickel-Copper Property, Ontario ……………………….	6
1.23	Kaslo Silver Property, British Columbia……………………………………………….	7
1.3	Results of Operations…………………………………………………………………...	8
1.4	Summary of Quarterly Results…………………………………………………………	11
1.5	Liquidity and Capital Resources………………………………………………………..	12
1.6	Off Statement of Financial Position Arrangements……………………………………	13
1.7	Transactions with Related Parties………………………………………………………	14
1.8	Critical Accounting Estimates and Judgments…………………………………………	15
1.9	Changes In Accounting Policies………………………………………………………..	16
1.10	Internal Controls Over Financial Reporting……………………………………………	18
1.11	Financial Instruments and Other Instruments………………………………………….	18
1.12	Risks and Uncertainties………………………………………………………………...	20
1.13	Additional Disclosure for Venture Issuers without Significant Revenue………………	23
1.14	Outstanding Share Data………………………………………………………………...	24

2

Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

This document constitutes Management’s Discussion and Analysis (“MD&A”) of the financial and operational results of Agave Silver Corp. (“Agave” or the “Company”) for the year ended March 31, 2015. This MD&A supplements, but does not form part of the consolidated financial statements of the Company for the year ended March 31, 2015, and should be read in conjunction with the annual audited consolidated financial statements of Agave for the years ended March 31, 2015 and 2014 and the related notes thereto. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Unless indicated otherwise, all financial data in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A, other than statements of historical fact, constitute “forward-looking information” within the meaning of Canadian securities legislation, and the United States Private Securities Litigation Reform Act of 1995. “Forward-looking information” includes, but is not limited to, statements with respect to potential mineralization and geological merits of the Nuevo Milenio project and the Company's other exploration projects the Company's future plans, exploration and drilling programs, objectives, business strategy, budgets, projected costs, financial results, expected cash runway and liquidity, and requirements for additional capital. In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects”, “contemplates”, “budget”, “possible”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information is based on assumptions regarding future events and other matters and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Assumptions on which forward-looking information in this MD&A is based include the assumption that strategic alternatives are available to the Company, the assumption the Company will continue as a going concern and will continue to be able to access the capital required to advance its projects and continue operations. Risks and uncertainties include, among others: inherent risks involved in the exploration and development of mineral properties; uncertainties involved in interpreting drill results and other exploration data; potential for delays in exploration activities; geology, grade and continuity of mineral deposits; possibility that future exploration results may not be consistent with the Company's current expectations; reduction in future prices of precious metals; currency fluctuations; accidents, labor disputes and other risks associated with the mining industry; delays in obtaining governmental approvals; uncertainties relating to the availability and costs of financing required in the future; events adversely affecting the cash resources and estimated cash availability; and competition and loss of key employees. Other risks and uncertainties are discussed throughout this MD&A and, in particular, in the section below entitled “Risks and Uncertainties”.

3

Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

In making the statements in this MD&A containing forward-looking information, the Company has applied several material assumptions, including but not limited to, assumptions regarding the ability of the Company to obtain, on reasonable terms, the necessary financing to complete the exploration and development of its property interests, as well as the future profitable production or proceeds from the disposition of the Company's exploration and evaluation assets.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise the forward-looking information in this MD&A, whether as a result of new information, events or otherwise, except as required by applicable securities legislation. Accordingly, readers are cautioned not to put undue reliance on forward-looking information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

This MD&A uses the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’, which are Canadian mining terms defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. Such definitions differ from those outlined in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7, and the definitions of resources are not recognized and are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this document containing descriptions of mineralization and reserves and resources under Canadian standards may not be comparable to similar information made by U.S. companies subject to reporting and disclosure requirements of the SEC. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “inferred resource” will ever be upgraded to a higher category. Under NI 43-101, estimates of “inferred resources” may not form the basis of an economic study, or “feasibility study” or “pre-feasibility study” as defined in NI 43-101, except for a “preliminary economic assessment” as defined under NI 43-101, and in accordance with the parameters set forth under NI 43-101. U.S. investors are cautioned not to assume that part or all of an “inferred resource” exists, or is economically or legally mineable.

1.1	DATE OF THE MD&A

The MD&A was approved by the Board of Directors on July 27, 2015.

1.2	OVERVIEW

Agave is a junior resource company engaged in the exploration and development of mineral properties. Until February 12, 2015, the Company maintained an exploration property in Mexico, the Nuevo Milenio Silver-Gold project (“Nuevo Milenio”). It currently maintains an early stage exploration property and a joint interest in another early stage property in Canada. Agave was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia.

4

Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

Agave maintains its corporate office at #1601-675 West Hastings Street, in Vancouver, BC. Up until February 12, 2015, Agave had a Mexican subsidiary, Cream Minerals de Mexico, S.A. de C.V., which maintains an administrative office in Durango, Mexico.

The Company’s common shares trade on the TSX Venture Exchange (AGV), the OTCBB Exchange (Pink) (ASKDF) and the Frankfurt Exchange (DFL).

Over the past year and a half we have been able to secure financing that allowed us to pay off the majority of outstanding current payables. To help in our cost saving measures, the President, Ron Lang, has deferred most of his salary. That which has been paid was settled by way of issuance of shares for debt in June 2015.

Agave’s consolidated income for the three months ended March 31, 2015 (“Q4 2015”) was $587,100 or $0.02 per share compared to Agave’s consolidated loss of $272,772 or $0.01 per share in the three months ended March 31, 2014 (“Q4 2014”).

Agave’s consolidated income for the year ended March 31, 2015 was $1,658 or $0.00 per share compared to Agave’s consolidated loss of $1,199,620 or $0.06 per share in the year ended March 31, 2014.

On March 25, 2013, the Company filed an independent NI 43-101 Technical Report on Nuevo Milenio. The 2013 Report contains an updated independent mineral resource estimate on the Nuevo Milenio project (the “Mineral Resource Estimate”) and replaces in its entirety all previous resource estimates filed by Agave as the previous resource estimates can no longer be relied upon.

.

The Company has one operating segment, which is the exploration and evaluation of mineral properties. The Company’s principal operations are carried out in Canada, and up until February 12, 2015 in Mexico. All investment income is earned in Canada. Segmented assets by geographical location are disclosed in Note 14 of the financial statements for the year ended March 31, 2015.

Mexico Property

1.21 Nuevo Milenio Silver-Gold Project, Mexico

The Company entered into a share purchase agreement, dated November 14, 2014 among Frank Lang and Ferdinand Holcapek (collectively, the “Purchasers”), Cream Minerals de Mexico, S.A. de C.V. (“Cream Mexico) and the Company (the “Share Purchase Agreement”), pursuant to which the Company agreed to sell the Company’s interest in the Nuevo Milenio Property, in Nayarit State, Mexico, to the Purchasers via the sale of all of the securities of Cream Mexico held by the Company (the “Transaction”).

Pursuant to the terms of the Share Purchase Agreement the Purchasers purchased all of the Cream Mexico shares held by the Company in exchange for the aggregate sum of $686,000, payable as the forgiveness of the debts owed by the Company to Frank Lang (or other entities controlled by Frank Lang) and Ferdinand Holcapek.

5

Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

The Company closed the transaction for the sale of its interest in the Nuevo Milenio project on February 12, 2015.

In late 2013, the Company’s board and management were restructured, the Company’s shares were consolidated on a 10 for 1 basis, and the Company’s name was changed to Agave Silver Corp. (the “2013 Restructuring”). Following this restructuring, the Company continued to explore its strategic alternatives, including the potential sale of Nuevo Milenio. Since the initiation of the strategic review process, and continuing on through the 2013 Restructuring to the present date, the Company has been in contact with over two dozen entities regarding the potential sale of Nuevo Milenio, and has only attracted one offer (from the Purchasers).

Expenditures incurred by the Company on Nuevo Milenio in the years ended March 31, 2015 (March 31, 2014 amounts in parentheses) amounted to $275,778 ($443,448) and are comprised of the following: geological and geophysical - $106,680 ($153,009); site activities - $166,114 ($279,513); and travel and accommodation - $2,984 ($10,926).

Canadian Properties

1.22	Hastings Highland Property, Ontario

On February 19, 2015 the Company announced that it has signed a letter agreement (the “Letter”) with Hastings Highland Resources Limited (“Hastings”) for an exclusive option to earn a 90 % interest in Hastings’ Limerick Township nickel-copper property located in Ontario, Canada (the “Property”).

The acquisition of the Hastings option brings the Company a Canadian nickel-copper property with many historical targets for future evaluation. The Company plans to bring historical data into a fully-compliant NI 43-101 format allowing for further work programs to develop a resource calculation on this privately-owned property in a proven mining area.

Effective May 12, 2015 Agave and Hastings signed a definitive agreement (the “Agreement”) with respect to the option on the Property.

The terms of the Letter set forth the terms to be included in the Agreement as follows:

6

Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

STAGE 1

			Work in
	Cash	# of	the Ground
	Option	Agave	including
	Payment	Common Shares (1)	Property Costs (2)
Upon TSX approval	$ 10,000	1,400,000	$ -
End of Year 1	$ 25,000	200,000	$ 295,000
End of Year 2	$ 75,000	350,000	$ 545,000
End of Year 3	$ 300,000	750,000	Amount Remaining
			to complete the
			Scoping Study
			of the North Zone

(1) shares subject to 4 month hold period

(2)The Optionee also assumes the property costs of Hastings which are approximately $45,000 and are included in the “Work in Ground” amount above.

The 51% would be earned on completion of the above Scoping Study within three years of signing the option. No retained interest is earned if the scoping study is not completed by the due date.

STAGE 2

A further 25% can be earned by financing a bankable feasibility study within two years of the scoping study and making further annual payments of $200,000 to $300,000 commencing one year after completion of the scoping study. These payments cease upon the mine beginning commercial production.

STAGE 3

Bringing the mine into commercial production and making a further payment of $10,000,000 in 5 equal annual instalments commencing September 1st, 2023 will increase Agave’s holding to 90% of the Property, with Hastings retaining a 10 per cent carried interest and Agave assuming responsibility for NSR’s attached to the Property. At any time after a greater than 76% interest is earned, Agave has the right to buy out Hastings’ remaining interest in the Property at mutually acceptable terms.

Dr. Derek McBride P. Eng., a director of Agave, is a principal of Hastings.

1.23	Kaslo Silver Property

The 100% owned 4,000 Ha Kaslo Silver Property (“Kaslo”), a silver target, hosts eleven historic high-grade silver mineralized zones within a 14 kilometres of favourable stratigraphy. Nine high-grade silver-lead-zinc mines operated on the Kaslo Property at various times from 1895 to 1966. The property is located 12 kilometres west of Kaslo in southern British Columbia.

Dr. Derek McBride, P.Geo, has reviewed the Company’s previous exploration programs, summarized above and is the Company’s supervisor and “Qualified Person” with respect to this property for the purpose of NI 43-101.

7

Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015
1.3	RESULTS OF OPERATIONS

Years ended March 31, 2015, March 31, 2014 and March 31, 2013

For the years ended March 31,
2015		2014	2013

Expenses
Consulting and director fees (Note 11)	$ --	$ 38,500	$ 85,262
Exploration and evaluation costs (Notes 7, 11)	1,465	40,107	11,000
Foreign exchange	2,963	6,022	1,053
General and administrative (Notes 11, 12)	76,951	56,916	134,585
Professional fees	113,335	174,741	154,245
Salaries and benefits (Note 11)	191,087	394,530	395,947
Shareholder communications (Note 11)	20,786	95,860	193,257
Share-based payments (Note 11)	--	--	3,811
Write-down of exploration and evaluation assets (Note 7)	--	--	97,080
Loss Before Other Income (Expenses)	(406,587)	(806,676)	(1,076,240)
Other (Expenses) Income
Gain on sale of mineral property (Note 7)	--	50,000	--
Interest income	--	504	3,797
Equity loss on investment in associate (Note 5)	--	--	(16,000)
Total Other (Expenses) Income	--	50,504	(12,203)
Loss Before Discontinued Operations	(406,587)	(756,172)	(1,088,443)
Discontinued Operations
Exploration and evaluation costs (Notes 7,11)	(275,778)	(443,448)	(706,186)
Gain on sale of discontinued operations (Note 4)	684,023	--	--
Net Income (Loss) From Discontinued Operations	408,245	(443,448)	(706,186)
Net Income (Loss) and Comprehensive Income (Loss) for the Year	$ 1,658	$ (1,199,620)	$ (1,794,629)

Earnings (loss) per Common Share, Basic and Diluted	$ 0.00	$ (0.06)	$ (0.12)

Weighted Average Number of Shares Outstanding – Basic and Diluted	25,834,059	19,913,784	15,341,780

Statement of Operations and Comprehensive Income (Loss)

During the year ended March 31, 2015, Agave earned income of $1,658, or $0.00 per common share compared to a loss of $1,199,620, a loss of $0.06 per common share in the year ended March 31, 2014.

The gain on the sale of discontinued operations of $684,023, compared to $Nil in fiscal 2014, was the result of the sale of the Company’s interest in Cream Mexico.

8

Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

Exploration costs of $1,465 (2014 - $40,107) represents expenditures on the Kaslo Project.

Total expenses other than exploration and evaluation costs were $405,122 (2014 - $766,569). Significant differences between the levels of expenditures in the periods include the following:

Consulting and directors fees decreased from $38,500 to $Nil. A new board of directors was elected on September 27, 2013 that does not receive cash remuneration.

General and administrative expenses, consisting of depreciation and office and administration, increased from $56,916 to $76,951. Expenses in the year ended March 31, 2014 were reduced as a result of recoveries of previously recognized Quorum expenses.

Professional fees decreased from $174,741 to $113,335. The decrease is primarily due to expenses incurred for the corporate reorganization that was finalized on October 3.2013. There was no comparable expenditure in the year ended March 31, 2015. During the year ended March 31, 2014 the Company incurred tax fees related to its Mexican subsidiary with no comparable expense in the year ended March 31, 2015.

Salaries and benefits decreased from $394,530 to $191,087 primarily due to the decrease in executive salaries upon the reorganization of the Company effective October 3, 2013 and the severances paid during the year ended March 31, 2014 related to the reorganization.

Shareholder communications decreased from $95,860 to $20,786 due to the decrease in salary and services related to investor relations, and the decrease in advertising costs, filing costs and news releases disseminated.

The Company realized a gain from the sale of the Company’s Wine Property in Manitoba in the amount of $50,000 in fiscal 2014.

9

Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

Three months ended March 31, 2015 compared to three months ended March 31, 2014

	For the three months ended March 31,
	2015	2014	2013
Expenses
Consulting and director fees	--	--	20,500
Exploration and evaluation costs	1,127	11,150	(8,958)
Foreign exchange	1,458	1,550	1,860
General and administrative	14,980	22,206	(2,054)
Professional fees	27,211	35,381	13,472
Salaries and benefits	51,803	61,485	84,511
Shareholder communications	344	12,234	30,919
Share-based payments	--	--	--
Loss Before Other Income (Expenses)	(96,923)	(144,006)	(140,250)
Other (Expenses) Income
Equity loss in investment in associate	--	--	(16,000)
Total Other (Expenses) Income	--	--	(16,000)
Discontinued Operations			(16,000)
Exploration and evaluation costs	--	(128,766)	(234,759)
Gain on sale of discontinued operations	684,023	--	--
Net Income (Loss) From Discontinued Operations	684,023	(128,766)	(234,759)
Net Income (Loss) and Comprehensive Income (Loss) for the Year	$ 587,100	$ (272,772)	$ (391,009)

Statement of Operations and Comprehensive Income (Loss)

In Q4 2015, Agave’s net income was $587,100, or $0.02 per common share, compared to a loss of $272,772, a loss of $0.03 per common share in Q4 2014. The sale of the Company’s interest in Cream Minerals de Mexico S.A. de C.V. resulted in a gain of $684,023.

Exploration costs of $1,127 (2014 - $11,150) were related to the Kaslo project.

Total expenses other than exploration and evaluation costs were $95,796 (2014 - $132,856). Significant differences between the levels of expenditures in Q4 2015 and Q4 2015 respectively, include the following:

General and administrative expenses, consisting of depreciation and office and administration, decreased by $7,452 from $22,206 to $14,980.

Professional fees decreased from $35,381 to $27,211 primarily due to reversal of an over-accruals in Q1-3 2015.

Salaries and benefits decreased from $61,485 to $51,803 primarily due to the Company’s Chief Financial Officer going on leave.

Shareholder communications decreased from $12,234 to $344 due to the decrease in salary and services related to investor relations, and the decrease in advertising costs, filing costs and news releases disseminated.

10

Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

1.4	SUMMARY OF QUARTERLY RESULTS

The Company’s selected quarterly results for the eight most recently completed interim financial periods are below. The tables below provide the total exploration costs incurred in the eight quarters in the past two years on a project-by-project basis and administration costs and other income or expenses for the eight quarters in the previous two years:

	Kaslo Silver Property, British Columbia	Nuevo Milenio Property, Mexico	Totals
Fiscal 2014
First Quarter	260	71,869	72,129
Second Quarter	800	192,695	193,495
Third Quarter	27,897	50,118	78,015
Fourth Quarter	11,150	128,766	139,916
Fiscal 2015
First Quarter	3,161	116,257	119,418
Second Quarter	5,062	104,560	109,622
Third Quarter	(7,885)	54,961	47,076
Fourth Quarter	1,127	--	1,127

11

Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

Quarterly information for the eight quarters to March 31, 2015, is summarized as follows:

Statement of Operations Data	Three months ended June 30, 2014	Three months ended September 30, 2014	Three months ended December 31, 2014	Three months ended March 31, 2015
General and administrative expenses and other expenses	95,672	93,613	120,041	95,796
Exploration and evaluation costs	3,161	5,062	(7,885)	1,127
Income (loss) on sale of discontinued operations	116,257	104,560	54,961	(684,023)
Net loss (income) and comprehensive loss (income)	215,090	203,235	167,117	(587,100)
Net loss (income) per common share	0.01	0.01	0.00	(0.02)

Statement of Operations Data	Three months ended June 30, 2013	Three months ended September 30, 2013	Three months ended December 31, 2013	Three months ended March 31, 2014
Gain on sale of exploration and evaluation asset	(50,000)	--	--	--
General and administrative expenses and other expenses	144,504	327,078	161,627	132,856
Exploration and evaluation costs	260	800	27,897	11,150
Loss on sale of discontinued operations	71,869	192,695	50,118	128,766
Net loss and comprehensive loss	166,633	520,573	239,642	272,772
Net loss per common share	0.01	0.03	0.01	0.01

1.5	LIQUIDITY AND CAPITAL RESOURCES

The Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements to accredited investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2015, Agave had a working capital deficiency of $355,003 compared to a working capital deficiency of $404,648 at March 31, 2014, and a deficit of $35,447,743 at March 31, 2015 compared to $35,861,001 at March 31, 2014.

Current assets decreased by $42,270 to $25,593 as at March 31, 2015 from March 31, 2014.

During the year ended March 31, 2014, the Company completed a share consolidation on the basis of ten pre-consolidation common shares for one post-consolidation common share. All periods presented have been retrospectively adjusted to reflect this consolidation.

12

Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

Total liabilities decreased to $380,596 at March 31, 2015 from $472,511 as at March 31, 2014. In addition to payment of accounts payable and accrued liabilities that were outstanding as at March 31, 2013, the Company also paid liabilities that occurred during the year ended March 31, 2014. The majority of these liabilities related to severance and salary accruals.

Agave’s operations consist, almost exclusively, of cash consuming activities given that all of its mineral projects are in the early exploration stage. Agave will need to receive additional equity capital or other funding from the joint venture of one or more properties or the sale of one of more properties this fiscal year, and failing that, may cease to be economically viable. To date, the only sources of funds that have been available to the Company are the sale of equity capital, the sale of the Company’s properties or loans made from related parties.

The Company does not have sufficient cash on hand to meet its current liabilities. The Company has a working capital deficit as at July 27, 2015.

Commencing in September 2014, the Company has been pursuing and negotiating an aggressive debt reduction strategy, coupled with a re-focussing of its resources towards Canadian-only mineral exploration projects. To date (and excluding the effect of the Transaction), the Company has secured commitments from its creditors to reduce its debt by $175,161 in exchange for the issuance of 1,555,720 common shares. In this context, the Company has completed the Transaction for the sale of its interest in the Nuevo Milenio project in Mexico, in exchange for forgiveness of debt of $686,000. The Company announced its intention to complete, subject to the approval of the TSX Venture Exchange (received), a private placement financing consisting of the issuance of up to 9,000,000 common shares of the Company at a price of $0.05 per common share and up to 11,000,000 flow-through shares at a price of $0.06 per flow-through share for aggregate proceeds of $1,100,000.

In June, 2015 the Company closed the first tranche of a non-brokered private placement (“Private Placement”) of units “(“Units”) of the Company at a price of $0.05 per Unit by issuing an aggregate of 5,000,000 Units for gross proceeds of $250,000. Each Unit is comprised of one common share of the Company and one common share purchase warrant (“Warrant”), each Warrant entitling the holder thereof to purchase on additional common share of the Company at a price of $0.10 for a term of 24 months after the closing of the Private Placement.

In June, 2015 the Company issued 1,147,500 shares at a deemed price of $0.05 in partial settlement of $52,500 of deferred salary payable to Ron Lang since his appointment as President in October, 2013 and settlement in full of director’s fees arrears incurred prior to his appointment as President.

Agave is continuously reviewing strategies for private placement equity financings as well as other forms of financings that would carry the Company through the fiscal year.

1.6	OFF STATEMENT OF FINANCIAL POSITION ARRANGEMENTS

There are no off statements of financial position arrangements.

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Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015
1.7	TRANSACTIONS WITH RELATED PARTIES

Remuneration of directors and key management personnel of the Company was as follows for the years ended March 31, 2015 2014 and 2013:

	For the years ended March 31,
	2015	2014	2013
Agave Silver Corp. Salaries and benefits* Termination benefits	$ 151,225 --	$ 219,599 95,250	$ 260,790 --
Directors fees (1) Share-based payments (1) Cream Minerals de Mexico, S.A. de C.V. Salaries and benefits (2)	-- -- 85,000	38,500 -- 119,532	83,500 -- 120,000

*A portion of these salaries and benefits were paid through Quorum (see next table).

(1)	Directors are entitled to director fees and stock options for their services.
(2)	Salaries and benefits have been recorded as exploration costs related to the Nuevo Milenio project.

Related party balances as at March 31, 2015 and March 31, 2014 were as follows:

Balances at:	March 31, 2015	March 31, 2014
Payables: Quorum (a) Lang Mining Corporation (b) Dauntless Developments Ltd. (b) Directors and Officers (a) (c)	$ -- 25,127 -- 257,854	$ 59,456 34,180 10,373 221,782
Totals	$ 282,981	$ 325,791

(a)	Management, administrative, and other services were provided by Quorum, a private company held jointly, with a one-third interest each by the Company and two other public companies with common directors. Quorum provided services on a full recovery basis to the various entities sharing office space with the Company until August 31, 2012.

In December, 2014, the Company signed a Debt Settlement and Assumption Agreement with Angela Yap and Quorum whereby in full settlement of the debt owed from the Company to Quorum, the Company has assumed Quorum’s debt payable to Angela Yap to the extent of the amount the Company owed to Quorum, $60,822. The Company’s indebtedness to Quorum is fully and finally satisfied with no further claim or indebtedness by owed by the Company to Quorum and the assumed indebtedness to AngelaYap represents all claims and indebtedness owed to Angela Yap.

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Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015
(b)	Lang Mining Corporation (“Lang Mining”) and Dauntless Developments Ltd. (“Dauntless Developments”) are private companies controlled by Frank A. Lang, who was a former director and Chairman of the Company, and owned 37% of the Company as at December 31, 2014. Ronald Lang, the President and CEO of the Company, and the son of Frank A. Lang, is President of Lang Mining and a director of Dauntless Developments. Lang Mining and Dauntless Developments provided the Company with non-interest bearing loans, with no specified terms of repayment.

(c)	The directors and officers balance includes fees and expenses owing to directors and officers including any salaries accrued to the Sole Administrator and Director General of Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.

1.8	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results could differ from these judgments and estimates. The more significant areas are as follows:

a)	Going Concern

The assessment of the Company's ability raise sufficient funds to finance its exploration and administrative expenses involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

b)	Foreign Value-added Taxes Recoverable

The Company’s estimate of foreign value-added taxes recoverable represents management’s best estimate of the amounts expected to be recovered from the Mexican government.

c)	Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets. Note 6 discloses the carrying value of such assets. The triggering events for exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

•	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.
•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;
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Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

•	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

d)	Determination of Cash Generating Units

The determination of cash generating units (“CGUs”) requires judgment in defining a group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs are determined by similar geological structure, shared infrastructure, geographical proximity, commodity type, similar exposure to market risks and materiality.

e)	Foreign Currency

The Company applied judgment in determining the functional currency of the Company and its subsidiary. Functional currency was determined based on the currency in which funds are provided to its subsidiary and the degree of dependence on the Company for financial support.

f)	Accrued Liabilities

The Company has applied judgment in recognizing accrued liabilities, including judgment as to whether the Company has a present obligation (legal or constructive) as a result of a past event; whether it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and whether a reliable estimate can be made of the amount of the obligation.

1.9	CHANGES IN ACCOUNTING POLICIES

Application of new and revised accounting standards

As of April 1, 2013, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provisions outlined in the respective standards. The Company has adopted these new and amended standards without any significant effect on its financial statements.

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate

Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns.

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Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

IFRS 11 Joint Arrangements and IAS 28 Investment in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for all fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes additional disclosures regarding fair value measurements.

Changes in Accounting Standards Not Yet Adopted

The following new standards, amendments to standards and interpretations have been issued and will be effective for the year ended March 31, 2015:

• IAS 32 (Amendment)	New standard that clarifies requirements for offsetting financial assets and financial liabilities.
• IAS 36 (Amendment)	This amendment addresses the disclosure of information regarding the recoverable amount of impairment assets as the amount is based on fair value less costs of disposal.
• IFRIC 21

This is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event, known as an obligating event. The interpretation clarifies that the obligation event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

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Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

Effective for accounting periods beginning on or after January 1, 2018

• IFRS 9	New financial instruments standard that replaces IAS 39 for classification and measurement of financial assets.

The Company anticipates that the application of these standards, amendments and interpretations will not have a material impact on the results and financial position of the Company.

1.10	INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

There was no change in the Company’s internal controls over financial reporting (“ICFR”) that occurred during the year ended March 31, 2015, and which materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

1.11	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial risk

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. Risk management is carried out by the Company’s management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the balance sheet dates under its financial instruments is summarized as follows:

	March 31, 2015	March 31, 2014
Cash	$ 2,827	$ 29,350
Short-term investments	--	10,069
	$ 2,827	$ 39,419

Substantially all of the Company’s cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are receivables. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. In the year ended March 31, 2015, no material provision has been recorded in respect of impaired receivables. The Company’s maximum exposure to credit risk as at March 31, 2015, is the carrying value of its financial assets.

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Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.

The Company’s financial assets are comprised of its cash, short-term investments, marketable securities and amounts receivable and the Company’s financial liabilities are comprised of its accounts payable, accrued liabilities and accounts payable, accrued liabilities and accounts payable, related parties, the contractual maturities of which at March 31, 2015 and March 31, 2014 and are summarized as follows:

	March 31, 2015	March 31, 2014
Cash Short-term investments	$ 2,827 --	$ 29,350 10,069
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less Due to related parties with contractual maturities - Within 90 days or less	(97,615) (282,981)	(146,720) (325,791)

Interest rate risk

The Company has no significant exposure at March 31, 2015 to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos. A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At March 31, 2015, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars, but presented in Canadian dollar equivalents.

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Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

	March 31, 2015	March 31, 2014
U.S. Dollars
Cash	$ 2,315	10,160
Accounts payable and accrued liabilities	(16,090)	(9,707)
Mexican Pesos
Cash	--	2,063
Value-added taxes recoverable	--	16,857
Accounts payable and accrued liabilities	--	(69,223)

Based on the above net exposures at March 31, 2015, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $2,318 (2014 - $45) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $Nil (2014 - $5,030) in the Company’s loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company has no cash equivalents at March 31, 2015. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact the value of cash equivalents. As at March 31, 2015, with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

Management of capital

The Company defines capital that it manages as equity. When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in light of economic conditions affecting metal markets and the mining industry in particular. Given the nature of its activities, the Company is dependent on financing to fund its operations. To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt. There were no changes in the Company’s approach to capital management during the year ended March 31, 2015. The Company is not subject to externally imposed capital requirements.

1.12 RISKS AND UNCERTAINTIES

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Only investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment should undertake such investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position.

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Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

The Company’s financial condition, results of operations and businesses are subject to certain risks, certain of which are described below (and elsewhere in this MD&A):

Property risk

None of the Company's Canadian projects have reserves or demonstrated economic viability and there is no assurance that an economic or minable deposit will be found. If the Company acquires additional mineral properties, any material adverse development affecting the new mineral properties could also have a material adverse effect on the financial condition and results of operations.

Additional Funding Requirements

The Company is reliant upon additional equity financing in order to continue its business and operations, as it is in the business of mineral exploration and at present does not derive any income from its mineral assets. There is no guarantee that future sources of funding will be available to the Company. If the Company is not able to raise additional equity funding in the future, it will be unable to carry out its business.

Mineral Exploration

Mineral exploration involves a high degree of risk. Few properties that are explored are brought to production. Unusual or unexpected geological formations, formation pressures, structural weaknesses, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and will continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling. There can be no assurance that the funds required will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many of which are outside the control of the Company, including the cost of operations, variations in the grade recovered, price fluctuations in the metal markets, costs of processing and other equipment, and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company’s mineral exploration and exploitation activities will be successful.

Commodity Price Volatility

The price of various commodities that the Company is exploring for can fluctuate significantly, and is beyond the Company’s control. The Company is specifically concerned with the prices of precious and base metals. While the Company would benefit from an increase in the value of precious and base metals, a decrease in the value of precious and base metals and other minerals could also adversely affect it.

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Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Company has investigated its title to the mineral properties for which it holds an option or concessions or mineral leases or licences, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Company does not carry title insurance with respect to its mineral properties. A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to explore, develop and mine that property, perhaps without compensation for its prior expenditures relating to the property.

Country Risk

The Company could be at risk regarding any political developments in the country in which it operates. Currently the Company is not pursuing the development any of its properties.

Uninsurable Risks

Mineral exploration activities involve numerous risks, including unexpected or unusual geological operating conditions, formation weaknesses, hydrogeological conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of its common shares.

Environmental Regulation and Liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities but also the possible effects of such activities upon the environment. Environmental legislation may change and make mining uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions and a breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner that may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations that may entail costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Company does not maintain environmental liability insurance.

22

Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015

Regulations and Permits

The Company’s activities are subject to a wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Potential Dilution

The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional options and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company’s then current shareholders could also be diluted.

1.13	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The required disclosure on general and administrative expenses is presented in the schedule expenses by nature in Note 12 of the financial statements.

There were no research and development costs, deferred development costs or other material costs, whether capitalized, deferred or expensed, that were not referred to above.

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Agave Silver Corp. Management’s Discussion & Analysis Year ended March 31, 2015
1.14	OUTSTANDING SHARE DATA

The following details the share capital structure as of July 27, 2015, the date of this MD&A:

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

31,981,559 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates

167,500 60,000 40,000	3.80 2.20 1.60	March 4, 2016 June 1, 2016 June 23, 2016
1,450,000	0.07	June 3, 2020
1,717,500

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates

6,000,000	$0.25	October 3, 2015
4,300,000	$0.25	November 29, 2015
5,000,000	$0.10	June 17, 2015
15,300,000

Approval

The Board of Directors of Agave has approved the disclosure contained in the MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

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